

Pharmacyclics

Pharmacyclics, Inc.
995 E. Arques Avenue
Sunnyvale, CA 94085-4521
408.774.0330 • 408.774.0340 Fax
www.pcyc.com

Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Bumgardner
WeissComm Partners, Inc.
(415) 362-5018

PHARMACYCLICS ANNOUNCES INTERIM DATA FROM PHASE 1 CLINICAL TRIAL OF XCYTRIN PLUS RITUXAN AND ZEVALIN FOR THE TREATMENT OF B-CELL LYMPHOMA

- Presentation at 6th International Symposium on Hodgkin's Lymphoma Highlights Rationale for Use of Xcytrin to Treat Lymphoma -

Sunnyvale, Calif. and Cologne, Germany -- September 20, 2004 -- Pharmacyclics, Inc. (Nasdaq: PCYC) announced today that interim study results with Xcytrin® (motexafin gadolinium) Injection in combination with Rituxan® and Zevalin® for the treatment of relapsed and refractory non-Hodgkin's B-cell lymphomas were presented at the 6th International Symposium on Hodgkin's Lymphoma in Cologne, Germany. The presentation, made by Dr. Andrew Evens of the Hematology/Oncology Department at Northwestern University's Feinberg School of Medicine and the Robert H. Lurie Comprehensive Cancer Center in Chicago, Illinois, also included laboratory studies providing evidence that Xcytrin localizes in lymphoma cells, generates reactive oxygen species, and induces apoptosis.

The ongoing Phase 1 study is designed to evaluate the safety and tumor response of Xcytrin given with Rituxan and Zevalin in patients with relapsed and refractory B-cell non-Hodgkin's lymphoma. The study's target enrollment is 20 patients. Three patients have been enrolled in the study to date, and all three patients achieved complete tumor

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remission within one month of starting treatment. One of the patients had a sustained remission for nine months and then had a localized relapse, while the other patients continue in remission up to two months following therapy. Each of the patients had failed three previous treatment regimens and all received and progressed on prior extended-dosing single agent Rituxan for their lymphoma.

"We are excited about the potential use of Xcytrin in lymphoma, both as a single agent and in combination with approved agents such as Rituxan and Zevalin," said Dr. Evens. "The rationale for this trial is based on Xcytrin's single agent activity, synergy with Rituxan and enhancement of radiation response."

In this trial, patients with relapsed and refractory B-cell non-Hodgkin's lymphoma receive a single injection of Rituxan followed by four daily injections of Xcytrin. One week later, the patients receive another four injections of Xcytrin following a single injection of Rituxan and Zevalin, a radioimmunotherapy approved by the U.S. Food and Drug Administration (FDA) for treatment of patients with relapsed B-cell lymphoma.

No side effects have been observed thus far, other than those attributable to Rituxan or Zevalin. The study continues to enroll patients and is being expanded to other centers.

"Our previous research provides evidence that lymphoma cells are sensitive to the reactive oxygen species produced by Xcytrin. The interim results from the current study continue to support these findings and indicate that Xcytrin may be successfully incorporated into lymphoma treatment regimens," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics. "Xcytrin is now being evaluated in more than a dozen Phase 1 and Phase 2 clinical trials both as a single agent and in combination with various therapies for lymphoma and a range of solid tumors."

About Non-Hodgkin's Lymphoma (NHL)

Non-Hodgkin's lymphomas are tumors derived from lymphoid cells. At disease presentation, non-Hodgkin's lymphoma (NHL) usually is widely disseminated, commonly involving multiple lymph node sites, the bone marrow, and other organs. An estimated 54,000 patients will be diagnosed with NHL in the U.S. in 2004, according to the American Cancer Society. Although NHL patients often respond to initial chemotherapy, most patients with relapsed B-cell NHL are not cured with existing treatments.

About Xcytrin

Pharmacyclics has been granted Fast-Track status by the FDA for Xcytrin for the treatment of brain metastases in non-small cell lung cancer patients. Also, Xcytrin is being evaluated in several Phase 1 and Phase 2 clinical trials to measure its efficacy and safety as a single agent and in combination with chemotherapy and/or radiation therapy for various cancers.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and atherosclerosis. The company's products are rationally designed, ring-shaped small molecules called texaphyrins that are designed to selectively target and disrupt the bioenergetic processes of diseased cells, such as cancer cells and atherosclerotic plaque. Pharmacyclics®, Xcytrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

Rituxan® is a registered trademark of Genentech. Zevalin® is a registered trademark of Biogen Idec.

NOTE: Other than statements of historical fact, the statements made in this press release about enrollment plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, clinical development plans and product development activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "believe," "will," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with the initiation, timing, design, enrollment and cost of clinical trials; the fact that data from preclinical studies may not necessarily be indicative of future clinical trial results; the company's ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2004. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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